The Fund is re-filing its March 31, 2013 N-SAR to disclose a change in accounting treatment related to the review, analysis and treatment of dividends paid on the Fund?s Variable Rate MuniFund Term Preferred Shares (?VMTP Shares?).  As disclosed in Exhibit 77L, Management determined that, because the Fund?s VMTP Shares are treated as debt for accounting purposes, payment of the dividends should be classified as interest expense and the Statement of Cash Flows should be presented in accordance with ASC 230. Please see the Report of Independent Registered Public Accounting Firm filed as exhibit 77B for further commentary on the change in accounting principles and practices followed by the Fund.